EXHIBIT 11

Radian Group Inc.

Schedule of Net (Loss) Income per Share

	Three Months Ended September 30		Nine Months Ended September 30
(In thousands, except per-share amounts and market prices)	2007	2006	2007	2006
Net (loss) income	$(703,864)	$111,959	$(569,314)	$423,802

Average diluted stock options outstanding	—	4,013.3	—	4,246.7
Average exercise price per share	—	$43.61	—	$43.30
Average market price per share—diluted basis	—	$61.13	—	$60.05
Average common shares outstanding	79,800	81,233	79,467	81,995
Increase in share due to exercise of options—diluted basis(1)	—	817	—	754

Adjusted shares outstanding—diluted	79,800	82,050	79,467	82,749
Net (loss) income per share—basic	$(8.82)	$1.38	$(7.16)	$5.17

Net (loss) income per share—diluted	$(8.82)	$1.36	$(7.16)	$5.12

(1)	As a result of our net loss for the three and nine month periods ended September 30, 2007, 5,708,529 shares of common stock issued under our stock-based compensation plans were not included in the calculation of diluted earnings per share because they were anti-dilutive.